Exhibit 99.77(q)(1)(d)(1)

AMENDED SCHEDULE A

with respect to the

AMENDED AND RESTATED INVESTMENT MANAGEMENT AGREEMENT

between

Voya GOVERNMENT Money Market Portfolio

(formerly, Voya Money Market Portfolio)

and

Voya Investments, LLC

Series	Annual Management Fee (as a percentage of average daily net assets)
Voya Government Money Market Portfolio (formerly, Voya Money Market Portfolio)	0.35% on all assets

A-1